Exhibit (b)(2)

AMENDMENT TO THE BY-LAWS

OF

MASTER INVESTMENT PORTFOLIO

The undersigned, being at least a majority of the Board of Trustees of Master Investment Portfolio, a Delaware statutory trust (the “Trust”), acting pursuant to Article 12 of the Trust’s By-laws, do hereby amend the By-laws as follows, such amendment to become effective upon execution:

1. The following paragraph is added as Section 3.5 of the By-laws and the numbering of current Section 3.5 and each subsequent section in Article 3 is hereby renumbered accordingly:

“3.5. Chairperson. The Trustees may, but need not (unless required by applicable law or regulation), appoint from among their number a Chairperson, who shall be an officer of the Board, but not an officer of the Trust. When present, the Chairperson shall preside at the meetings of the Interestholders and of the Trustees, and shall have such other responsibilities as prescribed by applicable law or regulation. The Chairperson, as well as any other Trustee, may call meetings of the Trustees. The Board may, but need not, from time to time prescribe to the Chairperson such other responsibilities in furthering the Board’s functions. It shall be understood that each Trustee, including the Chairperson, shall have equal responsibility to act in good faith, in a manner which he or she reasonably believes to be in the best interest of the Trust.”

2. Section 3.6 (previously Section 3.5 prior to being renumbered in accordance with the immediately preceding Section of this instrument) of the By-laws is hereby deleted and replaced with the following paragraph:

“3.6. President. The President shall be the Chief Executive Officer of the Trust and, subject to the direction of the Trustees, shall have responsibility for the general administration of the business and policies of the Trust. The President may call meetings of the Trustees and of any Committee thereof when he or she deems it necessary and shall preside at all meetings of the Interestholders and of the Trustees in the absence of the Chairperson. Subject to the control of the Trustees and to the control of any Committees of the Trustees, within their respective spheres of responsibility as provided by the Trustees, he or she shall at all times exercise general supervision and direction over the affairs of the Trust. The President shall have the power to employ attorneys and counsel for the Trust or any series or class thereof and to employ such subordinate officers, agents, clerks and employees as he or she may find necessary to transact the business of the Trust or any series or class thereof. The President shall also have the power to grant, issue, execute or sign such powers of attorney, proxies or other documents as may be deemed advisable or necessary in furtherance of the interests of the Trust or any series or class thereof. The President shall have such other powers and duties, as from time to time may be conferred upon or assigned to the President by the Trustees.”

3. Except as set forth herein, the By-laws shall continue in full force and effect in accordance with their terms.

IN WITNESS WHEREOF, the undersigned, being at least a majority of the Board of Trustees of the Trust, have executed this instrument as of this 14th day of March, 2006.

/s/ Mary G. F. Bitterman
Mary G. F. Bitterman, as Trustee and not	Jack S. Euphrat, as Trustee and not
individually	individually

/s/ Lee T. Kranefuss	/s/ Richard K. Lyons
Lee T. Kranefuss, as Trustee and not	Richard K. Lyons, as Trustee and not
individually	individually

/s/ Leo Soong
Leo Soong, as Trustee and not individually